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                      Securities and Exchange Commission

                            Washington, D.C.  20549

                                  FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") , pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:     Rockies Fund, Inc.
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Address of Principal Business Office (No. & Street, City, State, Zip Code):
          5373 North Union Blvd., Suite 100, Colorado Springs, CO  80918
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Telephone Number (including area code): (719) 590-4900
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File Number under the Securities and Exchange Act of 1934:  814-22
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     The undersigned business development company hereby states that the basis for filing the notification of withdrawal is that (i) the Company has fewer than 100 securityholders for purposes of Section 3(c)(1) of the Act (ii) the Company is not making and does not presently propose to make a public offering of its securities (iii) the shareholders of the Company approved the filing of this Notification at the Company's Annual Meeting of Shareholders on December 7, 1999 and (iv) concurrently herewith, the Company is filing with the Securities and Exchange Commission its Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 on Form 15.

                                   SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Colorado Springs and State of Colorado on the 13th day of December, 1999.

     [SEAL]                        ROCKIES FUND, INC.

                                   By:  /s/ Stephen G. Calandrella
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                                        Stephen G. Calandrella, President